UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 4

1-800 CONTACTS, INC.

(Name of Issuer)

1-800 CONTACTS, INC.	BRIAN W. BETHERS	LAGRANGE CAPITAL PARTNERS, LP
ALTA PARENT CORP.	ROBERT G. HUNTER	LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
ALTA ACQUISITION CORP.	KEVIN K. MCCALLUM	LAGRANGE CAPITAL ADMINISTRATION, LLC
FENWAY PARTNERS CAPITAL FUND III, L.P.	JOHN R. MURRAY	LAGRANGE CAPITAL MANAGEMENT, LLC
FENWAY PARTNERS III, LLC	MAX E. NEVES	FRANK LAGRANGE JOHNSON
JONATHAN C. COON	R. JOE ZEIDNER
JOHN F. NICHOLS

(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

681977104

(CUSIP Number of Class of Securities)

R. Joe Zeidner Chief Legal Officer and General Counsel 1-800 CONTACTS, INC. 66 East Wadsworth Drive Draper, Utah 84020 (801) 316-5000	Timothy P. Mayhew Fenway Partners Capital Fund III, L.P. 152 West 57th Street, 59th floor New York, New York 10019 (212) 698-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

R. Scott Falk, P.C. Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Joshua A. Leuchtenburg Anthony J. Norris Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 841-5700	Gregory V. Gooding, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	James T. Lidbury, Esq. Mayer, Brown, Rowe & Maw LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 782-0600

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$346,915,686.25	$10,651

*                     Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $24.25 per share of 14,085,965  shares of 1-800 CONTACTS common stock, par value $.01 per share (the “1-800 CONTACTS Common Stock”), and (b) $5,331,035 expected to be paid upon cancellation of all outstanding options.

**               The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 30.7 per million.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $10,651

Form or Registration No.:      Schedule 14A—Preliminary Proxy Statement

Filing Party:      1-800 CONTACTS, INC.

Date Filed:      June 26, 2007

INTRODUCTION

This Amendment No. 4 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (“SEC”) by the following persons (collectively, the “Filing Persons”): (1) 1-800 CONTACTS, INC., a Delaware corporation (“1-800 CONTACTS” or the “Company”), the issuer of the 1-800 CONTACTS Common Stock that is subject to the Rule 13e-3 transaction, (2) Alta Parent Corp., a Delaware corporation (“Parent”), (3) Alta Acquisition Corp., a Delaware corporation (“Acquisition”), (4) Fenway Partners Capital Fund III, L.P., a Delaware limited partnership (“Fenway”), (5) Fenway Partners III, LLC, a Delaware limited liability company, (6) Jonathan C. Coon, an individual and Chairman of the Board of Directors and Chief Executive Officer of 1-800 CONTACTS, (7) John F. Nichols, an individual and one of the directors and the Vice President, Trade Relations of 1-800 CONTACTS, (8) Brian W. Bethers, an individual and the President of 1-800 CONTACTS, (9) Robert G. Hunter, an individual and the Chief Financial Officer of 1-800 CONTACTS, (10) Kevin K. McCallum, an individual and the Chief Marketing Officer of 1-800 CONTACTS, (11) John R. Murray, an individual and the Chief Information Officer of 1-800 CONTACTS, (12) Max E. Neves, an individual and the Vice President, Human Resources of 1-800 CONTACTS, (13) R. Joe Zeidner, an individual and the General Counsel and Chief Legal Officer of 1-800 CONTACTS, (14) LaGrange Capital Partners, LP, a Delaware limited partnership, (15) LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands exempted company, (16) LaGrange Capital Administration, LLC, a Delaware limited liability company, (17) LaGrange Capital Management, LLC, a Delaware limited liability company, and (18) Frank LaGrange Johnson, an individual and one of the directors of 1-800 CONTACTS.

Pursuant to the Agreement and Plan of Merger, dated as of June 3, 2007 (the “Merger Agreement”), among Parent, Acquisition and 1-800 CONTACTS, Acquisition, a direct wholly owned subsidiary of Parent, will be merged with and into 1-800 CONTACTS, with 1-800 CONTACTS as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of 1-800 CONTACTS Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in treasury, shares owned by Parent immediately prior to the effective time of the Merger (including shares to be exchanged for equity interests in the ultimate parent of Parent by certain members of 1-800 CONTACTS’ board of directors and senior management) or shares held by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted automatically into the right to receive $24.25 in cash, without interest. The Merger Agreement also provides that all outstanding options to acquire 1-800 CONTACTS Common Stock, whether or not then vested or exercisable, will be converted into the right to receive an amount equal to the $24.25 per share Merger consideration less the applicable option exercise price. The Merger Agreement also provides that each share of restricted stock of 1-800 CONTACTS that is vested and outstanding as of the effective time of the Merger, and each share of restricted stock of 1-800 CONTACTS that is unvested as of the effective time of the Merger and whose vesting is, by its terms, accelerated to the effective time of the Merger as a result of the Merger, will be canceled, with the holder of each such share of restricted stock receiving the $24.25 per share Merger consideration in cash, without interest and less any applicable withholding taxes. Each share of restricted stock of 1-800 CONTACTS whose vesting is not, by its terms, accelerated to the effective time of the Merger as a result of the Merger will be canceled, with the holder of each such share of restricted stock receiving the $24.25 per share Merger consideration, without interest and less any applicable withholding taxes, at the times set forth in the applicable agreement governing the grant of any such share of restricted stock. In connection with the execution of the Merger Agreement, Fenway entered into a letter agreement with Mr. Jonathan C. Coon and Mr. John F. Nichols pursuant to which Fenway agreed that Messrs. Coon and Nichols collectively would have the right to acquire at or prior to the completion of the Merger equity interests in a newly formed limited partnership (“Holdings”), which will be the ultimate parent company of Parent following the Merger, having a value of at least $25.0 million in the aggregate. Messrs. Coon and Nichols have subsequently agreed with Parent to acquire equity interests in Holdings having a value of

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$30.0 million in the aggregate. Fenway also agreed to permit Mr. Brian W. Bethers, Mr. Robert G. Hunter, Mr. Kevin K. McCallum, Mr. John R. Murray, Mr. Max E. Neves, Mr. R.  Joe Zeidner and other employees of 1-800 CONTACTS to acquire equity interests in Holdings having a value of up to $2.0 million in the aggregate. Finally, investment funds affiliated with Mr. Frank LaGrange Johnson have agreed with Parent to acquire equity interests in Holdings having a value of $5.0 million in the aggregate.

This Amendment No. 4 to the Transaction Statement is being filed to supplement the information previously disclosed in the Transaction Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement filed by 1-800 CONTACTS on August 7, 2007, relating to the special meeting of the stockholders of 1-800 CONTACTS at which the stockholders of 1-800 CONTACTS will consider and vote upon a proposal to approve and adopt the Merger Agreement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including 1-800 CONTACTS, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that 1-800 CONTACTS is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of 1-800 CONTACTS within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

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Item 5.                        Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

Item 5(e) is amended and supplemented as follows:

1-800 CONTACTS has been informed by Messrs. Coon and Nichols that on August 9, 2007, Messrs. Coon and Nichols and certain of their affiliates entered into a Management Rollover Agreement with Parent, pursuant to which they agreed to acquire equity interests in Holdings having a value of $30.0 million in the aggregate.  In addition, on August 9, 2007 LaGrange Capital, LaGrange Offshore and investment funds affiliated with Mario D. Cibelli, one of 1-800-CONTACTS’ unaffiliated stockholders, entered into a Rollover Agreement with Parent pursuant to which LaGrange Capital and LaGrange Offshore agreed to acquire equity interests in Holdings having a value of $5.0 million in the aggregate, and investment funds affiliated with Mario D. Cibelli agreed to acquire equity interests in Holdings having a value of $5.0 million in the aggregate.

The continuing investors are certain members of 1-800 CONTACTS’ senior management and board of directors, investment funds affiliated with one of 1-800 CONTACTS’ directors and one of 1-800 CONTACTS’ unaffiliated stockholders, together with certain of its affiliates.

Fenway has informed 1-800 CONTACTS that the limited partnership agreement of Holdings will have the following terms:

Transferability. Equity interests in Holdings received by the continuing investors (referred to as the “Rollover equity”) will not be transferable without the consent of the general partner of Holdings, subject to certain customary exceptions.  The transfer restrictions will terminate upon an initial public offering.

Tag-Along Rights. Rollover equity will have the right to participate in any private sale of equity interests in Holdings acquired by Fenway and/or its affiliate, subject to customary permitted exceptions. Each holder of Rollover equity will be entitled to include in the proposed sale an additional number of equity interests in Holdings up to such number as constitutes the same percentage of such holder’s equity interests in Holdings as the percentage of Fenway’s equity interests in Holdings that is proposed to be sold by Fenway in such sale, and will be on the same terms and conditions as those on which Fenway sells its equity interests. The tag-along rights will terminate upon an initial public offering.

Drag-Along Obligation. Rollover equity will be subject to drag-along rights pursuant to which, if Fenway and/or its affiliate proposes to sell in excess of 70% of the outstanding common equity interests of Holdings to an unaffiliated third party, Fenway may require each other holder of equity to transfer the same percentage of its equity at the same price and upon substantially the same other terms and conditions. The drag-along obligations will terminate upon an initial public offering.

Registration Rights. Subject to customary exceptions, each time Holdings (or any successor corporation) proposes to register common equity in a public offering, other than an initial public offering (unless Fenway and/or its affiliate is selling in the initial public offering), holders of Rollover equity may include their common equity, subject to cut-back by the underwriters. Any cut-back will be borne by all participating holders (including Fenway) pro rata.

Subject to customary limitations, at any time after the six-month anniversary of an initial public offering, in addition to any demand registration rights provided to Fenway and its affiliates, the holders of at least a majority of the Rollover equity held by members of management may require Holdings to register on not more than two (2) occasions the sale of some or all of the common equity held by such holders. The preemptive rights will terminate upon an initial public offering or change of control of Holdings (except that if Fenway continues to have preemptive rights after the change of control, holders of Rollover equity will have the same preemptive rights).

Preemptive Rights. Subject to customary exceptions, if Holdings determines to issue any equity securities, each holder of Rollover equity will be given the right to purchase its pro rata portion of such offered securities.

Board of Managers. The general partner of Holdings will direct, manage and control Holdings. The general partner will be managed by a board of managers. From and after the closing of the merger, such board of managers will consist of: (i) one member designated by Mr. Jonathan C. Coon, so long as he (together with his affiliates) continues to hold a significant percentage of his Rollover equity (provided that if Mr. Coon is terminated for cause, such board member shall not be Mr. Coon), (ii) one member designated jointly by Mr. Coon, so long as he (together with his affiliates) continues to hold a significant percentage of his Rollover equity, and Fenway, and (iii) at least five additional members of such board designated by Fenway, at least two of whom will not be affiliates of Fenway (it being understood that Fenway may increase the size of such board at any time). No affiliates of Fenway or members of management who are members of the board of managers shall be eligible to receive any fees as compensation for their board service. In addition, the holders of a majority of the Rollover equity held by limited partners that are not members of senior management will be entitled to appoint an observer to the board of managers who is reasonably acceptable to Fenway.

Noncompetition and Nonsolicitation Period. Holders of Rollover equity that are members of management will be subject to covenants applicable for the later of five years following the closing of the merger or, if an employee, one-year following termination of employment, which will prevent the holder from (i) participating, directly or indirectly (including as an investor) in the retailing or distribution of contact lenses in North America or any other area where Holdings or any of its affiliates conducts business, (ii) soliciting or hiring employees of Holdings or any of its affiliates or (iii) interfering with the business relationships of Holdings or any of its affiliates, including relationships with suppliers.

Information Rights. Holders of Rollover equity will be entitled to receive (i) the same audited annual and unaudited quarterly and monthly financial statements and other information provided to senior lenders, and (ii) if 1-800 CONTACTS has no senior credit facilities, audited annual and unaudited quarterly financial statements and other information, in each case subject to appropriate confidentiality restrictions (which restrictions will not restrict Mr. Jonathan C. Coon from sharing such information, or any other information obtained in his capacity as a member of the board of managers of the general partner of Holdings, with Mr. John F. Nichols).

Management Agreement. Upon closing the merger, an affiliate of Fenway will enter into a management and advisory services agreement with Holdings, 1-800 CONTACTS and each of our subsidiaries. Such agreement will provide for a closing fee plus certain ongoing fees and reimbursement of expenses payable at various times following the merger; provided, that any annual monitoring fee to be paid pursuant to such agreement shall not exceed $1.0 million. During each year, each holder of Rollover equity that has (collectively with its affiliates) purchased at least $3.0 million of Rollover equity will be entitled to share, on a pro rata basis (to be calculated based on the aggregate amount of Rollover equity held by each such holder (collectively with its affiliates) as a percentage of the total Rollover equity acquired by such group of holders and Fenway at the closing of the merger), in all of such additional ongoing fees (including any annual monitoring fee) if such fees exceed $1.0 million in the aggregate in such year; provided, that at such time when such holders of Rollover equity, collectively as a group, hold less than 5% of the outstanding equity interests of Holdings, the foregoing right to share in such fees shall expire.

Fees and Expenses. Upon closing the merger, Holdings or one of its subsidiaries will reimburse the reasonable fees and expenses of one legal counsel for each holder of Rollover equity in connection with the merger; provided, that such fees and expenses shall not exceed $50,000 for each such counsel ($100,000 in the case of a single counsel representing holders of Rollover equity affiliated with Jonathan C. Coon and John F. Nichols).

Item 16.                 Exhibits

Regulation M-A Item 1016

Item 16 is amended and restated to read in its entirety as follows:

(a)(1)

Letter to Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by 1-800 CONTACTS, INC. with the Securities and Exchange Commission on August 7, 2007 (the “Proxy Statement”).

(a)(2)	Notice of Special Meeting of Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(3)	Proxy Statement of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(4)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.*
(c)(1)	Fairness Opinion of Sonenshine Partners LLC, dated June 3, 2007, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)	Presentation of Sonenshine Partners LLC to the Transactions Committee of the Board of Directors of 1-800 CONTACTS, INC., dated June 3, 2007.*
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp. and 1-800 CONTACTS, INC., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)

Support Agreement, dated as of June 3, 2007, among certain existing stockholders of 1-800 CONTACTS, INC., Alta Parent Corp. and Alta Acquisition Corp., incorporated by reference to Annex B to the Proxy Statement

(d)(3)	Rollover Equity Side Letter and Term Sheet, dated June 3, 2007, among Fenway Partners Capital Fund III, L.P., Jonathan C. Coon and John F. Nichols.*
(d)(4)	Management Rollover Agreement, dated as of August 9, 2007, by and among Alta Parent Corp. and the individuals and entities named on Schedule I thereto.
(d)(5)	Rollover Agreement, dated as of August 9, 2007, by and among Alta Parent Corp. and the entities named on Schedule I thereto.
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement.
(g)	None.

*                    Previously filed on June 26, 2007.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007

1-800 CONTACTS, INC.
By:	/s/ ROBERT G. HUNTER
Name:	Robert G. Hunter
Title:	Chief Financial Officer
ALTA PARENT CORP.
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Vice President
ALTA ACQUISITION CORP.
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Vice President
FENWAY PARTNERS CAPITAL FUND III, L.P.
By: Fenway Partners III, LLC, its General Partner
By:	/s/ W. GREGG SMART
Name:	W. Gregg Smart
Title:	Senior Managing Director
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Managing Director
FENWAY PARTNERS III, LLC
By:	/s/ W. GREGG SMART
Name:	W. Gregg Smart
Title:	Senior Managing Director
By:	/s/ ARON SCHWARTZ
Name:	Aron Schwartz
Title:	Managing Director

JONATHAN C. COON
/S/ JONATHAN C. COON
Jonathan C. Coon
JOHN F. NICHOLS
/S/ JOHN F. NICHOLS
John F. Nichols
BRIAN W. BETHERS
/s/ BRIAN W. BETHERS
Brian W. Bethers
ROBERT G. HUNTER
/s/ ROBERT G. HUNTER
Robert G. Hunter
KEVIN K. McCALLUM
/s/ KEVIN K. MCCALLUM
Kevin K. McCallum
JOHN R. MURRAY
/s/ JOHN R. MURRAY
John R. Murray
MAX E. NEVES
/s/ MAX E. NEVES
Max E. Neves
R. JOE ZEIDNER
/s/ R. JOE ZEIDNER
R. Joe Zeidner

LAGRANGE CAPITAL PARTNERS, LP
By: LaGrange Capital Management, LLC, its General Partner
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
By: LaGrange Capital Administration, LLC, its Investment Manager
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
LA GRANGE CAPITAL ADMINISTRATION, LLC
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
LA GRANGE CAPITAL MANAGEMENT, LLC
By:	/s/ FRANK LAGRANGE JOHNSON
Name:	Frank LaGrange Johnson
Title:	Sole Member
FRANK LAGRANGE JOHNSON
/s/ FRANK LAGRANGE JOHNSON
Frank LaGrange Johnson

Exhibit Index

(a)(1)

Letter to Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by 1-800 CONTACTS, INC. with the Securities and Exchange Commission on August 7, 2007 (the “Proxy Statement”).

(a)(2)	Notice of Special Meeting of Stockholders of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(3)	Proxy Statement of 1-800 CONTACTS, INC., incorporated herein by reference to the Proxy Statement.
(a)(4)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.
(b)(1)	Debt Commitment Letter, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.*
(c)(1)	Fairness Opinion of Sonenshine Partners LLC, dated June 3, 2007, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)	Presentation of Sonenshine Partners LLC to the Transactions Committee of the Board of Directors of 1-800 CONTACTS, INC., dated June 3, 2007.*
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2007, among Alta Parent Corp., Alta Acquisition Corp. and 1-800 CONTACTS, INC., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)

Support Agreement, dated as of June 3, 2007, among certain existing stockholders of 1-800 CONTACTS, INC., Alta Parent Corp. and Alta Acquisition Corp., incorporated by reference to Annex B to the Proxy Statement

(d)(3)	Rollover Equity Side Letter and Term Sheet, dated June 3, 2007, among Fenway Partners Capital Fund III, L.P., Jonathan C. Coon and John F. Nichols.*
(d)(4)	Management Rollover Agreement, dated as of August 9, 2007, by and among Alta Parent Corp. and the individuals and entities named on Schedule I thereto.
(d)(5)	Rollover Agreement, dated as of August 9, 2007, by and among Alta Parent Corp. and the entities named on Schedule I thereto.
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement.
(g)	None.

*                    Previously filed on June 26, 2007.